FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2003

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated November 4, 2003

GUCCI GROUP AND PPR ANNOUNCE

DE SOLE AND FORD TO STEP DOWN NEXT YEAR

Amsterdam, The Netherlands and Paris, France, November 4, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) and Pinault-Printemps-Redoute (Euronext Paris: PRTP.PA) today announced that Domenico De Sole, President and Chief Executive Officer of Gucci Group and Tom Ford, Creative Director of Gucci Group and the Gucci and Yves Saint Laurent brands, have informed the Supervisory Board of Gucci Group that they do not intend to extend their contracts beyond their currently scheduled expiration date in 2004.

This decision follows several months of negotiations in anticipation of the expiration of their contracts and Pinault-Printemps-Redoute’s previously announced tender offer for the outstanding shares of Gucci Group at a price of $85.52 per share to be completed in April 2004. Intensive efforts by the parties did not result in an agreement satisfactory to all concerned and, therefore, the parties concluded that the completion of the tender offer and the expiration of the executives’ employment agreements was the appropriate time for a change in senior management.

Domenico De Sole and Tom Ford have confirmed their commitment to remain in their positions until April, 30 2004 in order to ensure the success of the coming collections and a smooth transition. The independent members of the Supervisory Board have agreed to continue to serve on the Board until that date. Gucci Group’s Supervisory Board has established a Committee chaired by Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, and including Adrian Bellamy, Chairman of the Gucci Group Supervisory Board, and François Henri Pinault, Chairman of Artemis, to select successors to Messrs. De Sole and Ford.

“The members of the Supervisory Board and I owe a huge debt of gratitude to both Domenico and Tom” said Adrian Bellamy. “Naturally, we regret their decision, but we understand their reasons. It takes insight, discipline and exceptional talent to compete, excel and remain at the top in this business, as is the case with Domenico and Tom. Domenico has managed the company with precision always maintaining the correct balance of devotion to shareholders and colleagues alike. Tom’s exceptional creative talent and business acumen have earned the respect of everyone in the industry. Theirs has been the classic partnership in fashion: they will be sorely missed. On behalf of the entire Supervisory Board, we wish them well.”

“Gucci has been one of the great loves of my life” said Domenico De Sole “and my years with the Company have been an incredible journey. I would like to thank Tom, whose creative genius has made it all possible, as well as our extraordinary colleagues around the world. Thanks to their skill and dedication, we have been able to convert the small and troubled company I joined in 1984 into a world class luxury powerhouse, and in the process to create significant wealth for all our stakeholders. We owe a special word of thanks to Adrian Bellamy and the other members of the Supervisory Board, whose wisdom and steadfast support have been critically important on many occasions. I will continue until my departure to devote my energies to our Company, whose prospects in our view have never been more promising. I am confident that our successors will build on the strong foundations that we will be leaving to them.”

“It is with great sadness that I contemplate my future without Gucci Group” said Tom Ford. “For the past 13 years, this company has been my life. I am confident that we are leaving behind one of the strongest teams in the industry and I will do my best in my remaining time within the company to ensure the future success of the Group. I could not be more proud of our work at Gucci or more proud of the exceptional team of colleagues that have contributed more than just their hard work; they have given their hearts in our quest for excellence. I am grateful to have had the opportunity to have shared the joy of success with such an outstanding group of individuals. I would like to thank Domenico for his extraordinary leadership, constant support and his friendship. I would also like to thank the members of the Supervisory Board and the entire staff of Gucci Group for their hard work and dedication.”

Serge Weinberg declared “We greatly regret not having been able to reach agreement with Domenico De Sole and Tom Ford. They are great talents. In tandem, they did a remarkable job to turn around the Gucci brand and make Gucci Group a worldwide reference in the luxury goods universe. I wish to express my warmest appreciation for the work they accomplished. They have put in place excellent management and design teams. It is the strong intention of Pinault- Printemps-Redoute to continue to develop the Gucci Group and preserve the entrepreneurial and creative spirit that has made it great. I will see to it that the managers and designers within Gucci Group enjoy a large degree of autonomy, which we consider crucial to ensure the identity and creative expression of each brand. With its world-class brands, solid businesses, financial strength and talented individuals, Gucci Group, with PPR’s support, will thus have all the necessary elements to continue to pursue its development and reinforce PPR’s growth, profitability and international presence.”

Conference Call

Pinault-Printemps-Redoute and Gucci Group will host a conference call today at 3:30 p.m. (Continental Europe) / 2:30 p.m. (UK) / 9:30 a.m. (EST). The call will be available by dialling + 44 (0)20 7019 9504 in the UK/Europe, or +1 (718) 354-1152 in North America.

To reserve a line and confirm your participation, please register at:

http://invite.taylor-rafferty.com/_ppr/4Nov

A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0)20 7784 1024, North America: +1(718) 354-1112, Passcode: 711516#.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

PPR is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through its 67.3% stake in Gucci Group. PPR has a presence in over 65 countries. In 2002, PPR generated EUR 27.4 billion in sales, EUR 1 827 million in EBIT and EUR 1 589 million in net income. The Group totalled over 108 000 employees in 2002. PPR is listed on the Paris stock exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, Gucci Group cautions investors that any forward-looking statements or projections made by or regarding the Gucci Group, including those made in this press release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected or implied. Factors that may affect the Gucci Group’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002, as amended, filed with the U.S. Securities and Exchange Commission. In addition, Gucci Group has no obligation to update any forward-looking statement.

GUCCI GROUP CONTACTS:

For business media inquiries:	For fashion media:
Tomaso Galli	Lisa Schiek
Director of Corporate Communications	Director of Communication
Gucci Group N.V.	Gucci Group N.V.
+39 02 8800 5555	+44 207 898 3000

For investors / analysts inquiries:
Cedric Magnelia / Enza Dominijanni
Directors of Investor Relations
Gucci Group N.V.
+39 055 7592 2456

For additional information please visit www.guccigroup.com

PPR CONTACTS
Press:	Thomas Kamm	33 1 44 90 63 46

	Juliette Psaume	33 1 44 90 63 02

Analysts/Investors:	David Newhouse	33 1 44 90 63 23

	Alexandre de Brettes	33 1 44 90 61 49

Press site:	www.pprlive.com

Analysts/investors sites:	www.pprfinance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	4 November 2003	By:	/s/ Robert S. Singer
		Name:	Robert S. Singer
		Title:	Chief Financial Officer